VIA EDGAR FILING

October 11, 2006

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Re:  Reading International, Inc.
    Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-08625

Dear Ms. van Doorn,

Thank you for your letter dated September 26, 2006. While we continue to believe that we have made full and complete disclosure to our shareholders, we have endeavored to address the issues you have noted in your letter.

Form 10-K

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We have reviewed your response to comment #1. Please tell us whether you considered discussing the debt obligations of your unconsolidated joint ventures as disclosed in Note 18 - Commitment and Contingencies, in a separately-captioned section of your MD&A. Refer to Item 303(a)(4) of Regulation S-K.

Response:

As indicated in Note 18 - Commitment and Contingencies, the Berkeley Cinema Joint Venture and Rialto Distribution loans are without recourse beyond our investment in the joint ventures. Because no guarantee of the loans extends beyond our equity interest in the joint venture, we would not characterize these loans to be off-balance sheet arrangements.

In future filings, we will disclose separately total unconsolidated debt along with our share thereof in the financing section of the MD&A.

Notes to the Consolidated Financial Statements, page 79

Basis of Consolidation, page 79

2.
We have reviewed your response to comment #3. Please tell us whether you will apply the equity method of accounting for Rialto Cinemas retroactively, as indicated in paragraph 19.m. of APB Opinion No. 18.

Response:

We acquired our interest in Rialto Cinemas on October 1, 2005 and as such we had owned that interest for three months as of December 31, 2005, our fiscal year-end. Based on the financial statements from the joint venture partner that we have now received in the third quarter of 2006, our share of equity losses during those three months of 2005 was $127,000 (NZ$184,000), as compared to the cost method earnings of $0 recorded by us during that period. As indicated in our previous letter to you, we now have proper and timely reporting from the joint venture partner so we are changing to the equity method effective the third quarter of 2006. Based on the joint venture financials we have now finally received through September 30, 2006, we would have had equity losses of $10,000 (NZ$16,000) and $671.00 (NZ$605.00) for the three months ending March 31, 2006 and June 30, 2006, respectively, in comparison with the cost method earnings recorded of $0 and $0 over the same periods. We will report $5,000 (NZ$8,000) of equity earnings related to the three months ending September 30, 2006. We have considered the impact of these unreported equity method earnings on our consolidated financial statements for the year and quarters ended December 31, 2005, March 31, 2006, and June 30, 2006, respectively, and have concluded that such impact is clearly immaterial to all prior period financial statements noted based on the loss from continuing operations and total equity for such periods. We plan to record a cumulative catch-up of equity earnings in our third quarter 10Q filing for the period ended September 30, 2006. The impact of this adjustment on the quarter and nine months ended September 30, 2006 is also immaterial to the presentation of such consolidated financial statements taken as a whole.

Note 18 - Commitments and Contingencies, page 104

Tax Audit, page 105

3.
We have reviewed your response to comment #4. It appears from your response and your disclosure that you have accrued an estimate of the probable amount of loss from the tax audit of $3.5 million and that you believe it is reasonably possible that you will incur an additional loss above what you have accrued, with a possible range of additional loss being between $3.5 and $42.7 million. The former is disclosed in Note 14 on page 103 and the latter is disclosed in Note 18 on page 105. Please tell us if our interpretation of your response is correct and if so, please clarify your disclosure in future filings and include all relevant SFAS 5 disclosures in one footnote or cross reference as necessary. If not, clarify to us and in future filings the amount of the probable loss you have accrued in accordance with paragraph 8 of SFAS 5 and the range of additional loss that is reasonably possible, as required by paragraph 10 of SFAS 5.

Response:

Your interpretation is correct. We respectfully advise that we did cross-reference our $3.5 million tax audit accrual mentioned in Note 14 to the Note 18 - Commitment and Contingencies footnote. We have estimated the probable amount of loss from the tax audit to be $3.5 million and we believe it is reasonably possible that we will incur an additional loss above what we have accrued, with a possible range of additional loss being between $3.5 and $42.7 million. We will disclose this range in the Commitment and Contingencies footnote in the future and cross-reference this disclosure to Note 14 - Income Taxes.

We await your comments regarding the above responses and attached revisions and hope that they would have fully satisfied your enquiries.
Sincerely,

/s/ Andrzej J. Matyczynski
Andrzej J. Matyczynski
Chief Financial Officer
Tel: 213 235 2238